Exhibit 99.1

iHuman Inc. Announces Second Quarter 2022 Unaudited Financial Results

BEIJING, China, September 22, 2022 -- iHuman Inc. (NYSE: IH) (“iHuman” or the “Company”), a leading provider of tech-powered, intellectual development products in China, today announced its unaudited financial results for the second quarter ended June 30, 2022.

Second Quarter 2022 Highlights

•	Revenues were RMB230.6 million (US$34.4 million).

•	Gross profit was RMB163.2 million (US$24.4 million).

•	Operating income was RMB22.6 million (US$3.4 million), a remarkable turnaround compared with an operating loss of RMB3.5 million in the same period last year.

•	Adjusted operating income[1] was RMB24.6 million (US$3.7 million), a significant increase compared with RMB0.8 million in the same period last year.

•	Net income was RMB21.8 million (US$3.3 million), a significant increase compared with RMB1.9 million in the same period last year.

•	Adjusted net income[1] was RMB23.8 million (US$3.6 million), a significant increase compared with RMB6.1 million in the same period last year.

•	Average total MAUs[2] for the quarter were 18.20 million, a year-over-year increase of 17.6%.

Dr. Peng Dai, Director and Chief Executive Officer of iHuman, commented, “Underpinned by our industry-leading content portfolio and superior user experience, we are very pleased to report another solid quarter despite the seasonality impact on our business. Our average total MAUs achieved double-digit growth at approximately 18% year over year. Our success in growing our user base while maintaining a dynamic and tight-knit community has further increased long-term development opportunities for our business. During the quarter, we continued to make progress in promoting the all-around development of children by optimizing our product portfolio through content enhancements and new product rollouts. In July 2022, we launched iHuman Writing, a self-directed Chinese character writing app for kids. When used in conjunction with the iHuman Smart Writing Pen, one of our smart devices, the app seamlessly integrates hardware and software to offer children a new way to engage with handwriting characterized by paper-screen synchronization, real-time feedback, and a fun interactive experience. As a new addition to our Chinese-focused product family, the app represents a natural extension of our existing product line, which we believe will help further enhance user engagement and increase their lifetime value. Meanwhile, we have also been continuously enriching our existing products. For example, we added two new modules “Universe” and “Insect” into iHumanpedia. Within the “Universe” module, children get to travel virtually with the onscreen protagonists, embark on a space journey, and come across various fun discoveries. For the “Insect” module, we aim to get kids more interested in nature, enhance their observation skills, and cultivate admiration for life. Going forward, we will remain laser-focused on solidifying our market leadership by continuing to execute our product-driven growth strategies, increase market penetration, and continue creating new growth levers.”

1 “Adjusted operating income” and “adjusted net income” exclude share-based compensation expenses. Please see “Non-GAAP Financial Measures” and “Unaudited Reconciliation of GAAP and non-GAAP Results” at the end of this press release.

2 “Average total MAUs” refers to the monthly average of the sum of the MAUs of each of the Company’s apps during a specific period, which is counted based on the number of unique mobile devices through which such app is accessed at least once in a given month, and duplicate access to different apps is not eliminated from the total MAUs calculation.

Ms. Vivien Weiwei Wang, Director and Chief Financial Officer of iHuman, added, “We are delighted to report another profitable quarter with a net income of RMB21.8 million, primarily driven by our strategies to enhance user engagement and optimize cost efficiency. In the quarter, our leading product offerings continued to effectively fulfill the strong market demand as we kept building on our technology and content capabilities to support children’s cognitive development. In addition, as we mentioned in our first quarter 2022 earnings release, we started ramping up efforts to expand our reach in international markets to meet the increasing demand for high-quality child-upbringing products amongst overseas families. In the quarter, we officially unveiled our international-facing brand Bekids, which strives to promote the well-rounded development of children through STEAM-focused products. Meanwhile, in addition to our presence on Apple app stores, we also listed our most popular Chinese-focused apps, such as iHuman Chinese and iHuman Stories, on Google Play stores globally, catering specifically to the needs of overseas families with an aim of arousing their children’s interest in understanding more about the Chinese language and culture. The dual-track product strategy will enable us to leverage our current offerings and industry know-how to maximize cross-market synergies. Moving ahead, we believe our international expansion will support our sustainable business development and create more value for our shareholders.”

Second Quarter 2022 Unaudited Financial Results

Revenues

Revenues were RMB230.6 million (US$34.4 million), an increase of 4.2% from RMB221.3 million in the same period last year, primarily driven by enhanced user engagement.

Average total MAUs for the quarter were 18.20 million, an increase of 17.6% year-over-year from 15.47 million in the same period last year. The number of paying users3 for the quarter was 1.51 million.

Cost of Revenues

Cost of revenues was RMB67.4 million (US$10.1 million), compared with RMB67.0 million in the same period last year.

Gross Profit and Gross Margin

Gross profit was RMB163.2 million (US$24.4 million), an increase of 5.8% from RMB154.3 million in the same period last year. Gross margin was 70.8%, compared with 69.7% in the same period last year.

Operating Expenses

Total operating expenses were RMB140.6 million (US$21.0 million), a decrease of 10.9% from RMB157.7 million in the same period last year. Excluding share-based compensation expenses, total operating expenses were RMB138.6 million, a decrease of 9.9% from the same period last year.

Research and development expenses were RMB78.2 million (US$11.7 million), a decrease of 16.0% from RMB93.1 million in the same period last year. Excluding share-based compensation expenses, the research and development expenses were RMB77.4 million, a decrease of 15.4% from the same period last year, primarily due to cost saving in payroll-related expenses and outsourcing expenses.

Sales and marketing expenses were RMB33.5 million (US$5.0 million), a decrease of 26.0% from RMB45.3 million in the same period last year. Excluding share-based compensation expenses, the sales and marketing expenses were RMB33.1 million, a decrease of 25.3% from the same period last year, primarily due to an economical and optimized advertising strategy.

General and administrative expenses were RMB28.8 million (US$4.3 million), an increase of 49.0% from RMB19.4 million in the same period last year. Excluding share-based compensation expenses, the general and administrative expenses were RMB28.1 million, an increase of 56.9% from the same period last year, primarily due to the result of expenses to upgrade the Company’s corporate governance and compliance structure as a publicly listed company.

3 “Paying users” refers to users who paid subscription fees for premium content on any of the Company’s apps during a specific period; a user who makes payments across different apps using the same registered account is counted as one paying user, and a user who makes payments for the same app multiple times in the same period is counted as one paying user.

Operating Income (Loss)

Operating income was RMB22.6 million (US$3.4 million), compared with an operating loss of RMB3.5 million in the same period last year.

Excluding share-based compensation expenses, adjusted operating income was RMB24.6 million (US$3.7 million), compared with RMB0.8 million in the same period last year.

Net Income

Net income was RMB21.8 million (US$3.3 million), compared with RMB1.9 million in the same period last year.

Adjusted net income was RMB23.8 million (US$3.6 million), compared with RMB6.1 million in the same period last year.

Basic and diluted net income per ADS were RMB0.41 (US$0.06) and RMB0.40 (US$0.06), respectively, compared with RMB0.04 and RMB0.03 in the same period last year. Each ADS represents five Class A ordinary shares of the Company.

Adjusted diluted net income per ADS was RMB0.44 (US$0.07), compared with RMB0.11 in the same period last year.

Deferred Revenue and Customer Advances

Deferred revenue and customer advances were RMB314.3 million (US$46.9 million) as of June 30, 2022, compared with RMB303.0 million as of December 31, 2021.

Cash, Cash Equivalents and Time Deposits

Cash, cash equivalents and time deposits were RMB856.3 million (US$127.8 million) as of June 30, 2022, compared with RMB855.4 million as of December 31, 2021.

Exchange Rate Information

The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 30, 2022, which was RMB6.6981 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

Non-GAAP Financial Measures

iHuman considers and uses non-GAAP financial measures, such as adjusted operating income, adjusted net income and adjusted diluted net income per ADS, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). iHuman defines adjusted operating income, adjusted net income and adjusted diluted net income per ADS as operating income, net income and diluted net income per ADS excluding share-based compensation expenses, respectively. Adjusted operating income, adjusted net income and adjusted diluted net income per ADS enable iHuman’s management to assess its operating results without considering the impact of share-based compensation expenses, which are non-cash charges. iHuman believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and prospects in the same manner as management does, if they so choose.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools, which possibly do not reflect all items of expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of the non-GAAP financial measures. In addition, the non-GAAP financial measures iHuman uses may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited. The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about iHuman’s beliefs and expectations, are forward-looking statements. Among other things, the description of the management’s quotations in this announcement contains forward-looking statements. iHuman may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: iHuman’s growth strategies; its future business development, financial condition and results of operations; its ability to continue to attract and retain users, convert non-paying users into paying users and increase the spending of paying users, the trends in, and size of, the market in which iHuman operates; its expectations regarding demand for, and market acceptance of, its products and services; its expectations regarding its relationships with business partners; general economic and business conditions; regulatory environment; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in iHuman’s filings with the SEC. All information provided in this press release is as of the date of this press release, and iHuman does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About iHuman Inc.

iHuman Inc. is a leading provider of tech-powered, intellectual development products in China that is committed to making the child-rearing experience easier for parents and transforming cognitive development into a fun journey for children. Benefiting from a deep legacy that combines over two decades of experience in the parenthood industry, superior original content, advanced high-tech innovation DNA and research & development capabilities with cutting-edge technologies, iHuman empowers parents with tools to make the child-upbringing experience more efficient. iHuman’s unique, fun and interactive product offerings stimulate children’s natural curiosity and exploration. The Company’s comprehensive suite of innovative and high-quality products include self-directed apps, interactive content and smart devices that cover a broad variety of areas to develop children’s abilities in speaking, critical thinking, independent reading and creativity, and foster their natural interest in traditional Chinese culture. Leveraging advanced technological capabilities, including 3D engines, AI/AR functionality, and big data analysis on children’s behavior & psychology, iHuman believes it will continue to provide superior experience that is efficient and relieving for parents, and effective and fun for children, in China and all over the world, through its integrated suite of tech-powered, intellectual development products.

For more information about iHuman, please visit https://ir.ihuman.com/.

For investor and media enquiries, please contact:

iHuman Inc.

Mr. Justin Zhang

Investor Relations Director

Phone: +86 10 5780-6606

E-mail: ir@ihuman.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-13801110739

E-mail: eric.yuan@christensencomms.com

In the US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: linda.bergkamp@christensencomms.com

iHuman Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data)

	December 31,	June 30,	June 30,
	2021	2022	2022
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	855,362	708,683	105,804
Time deposits	-	147,651	22,044
Accounts receivable, net	56,132	65,462	9,773
Inventories, net	28,054	24,165	3,608
Amounts due from related parties	2,845	5,075	758
Prepayments and other current assets	72,851	87,895	13,122
Total current assets	1,015,244	1,038,931	155,109
Non-current assets
Property and equipment, net	12,286	10,709	1,599
Intangible assets, net	27,287	28,252	4,218
Operating lease right-of-use assets	38,237	21,508	3,211
Long-term investment	-	26,333	3,931
Amounts due from related parties	4,223	247	37
Other non-current assets	3,604	3,381	505
Total non-current assets	85,637	90,430	13,501
Total assets	1,100,881	1,129,361	168,610

LIABILITIES
Current liabilities
Accounts payable	30,536	19,531	2,916
Deferred revenue and customer advances	302,980	314,332	46,929
Amounts due to related parties	8,853	21,776	3,251
Accrued expenses and other current liabilities	115,895	87,037	12,994
Current operating lease liabilities	24,669	14,603	2,180
Total current liabilities	482,933	457,279	68,270
Non-current liabilities
Non-current operating lease liabilities	9,577	3,495	522
Total non-current liabilities	9,577	3,495	522
Total liabilities	492,510	460,774	68,792

SHAREHOLDERS’ EQUITY
Ordinary shares (par value of US$0.0001 per share, 700,000,000 Class A shares authorized as of December 31, 2021 and June 30, 2022; 125,122,382 Class A shares issued and 123,852,667 outstanding as of December 31, 2021; 125,122,382 Class A shares issued and 122,286,762 outstanding as of June 30, 2022; 200,000,000 Class B shares authorized, 144,000,000 Class B ordinary shares issued and outstanding as of December 31, 2021 and June 30, 2022; 100,000,000 shares (undesignated) authorized, nil shares (undesignated) issued and outstanding as of December 31, 2021 and June 30, 2022)	185	185	28
Additional paid-in capital	1,066,052	1,070,044	159,753
Treasury stock	(164)	(5,277)	(788)
Accumulated other comprehensive loss	(34,677)	(8,248)	(1,231)
Accumulated deficit	(423,025)	(388,117)	(57,944)
Total shareholders’ equity	608,371	668,587	99,818
Total liabilities and shareholders’ equity	1,100,881	1,129,361	168,610

iHuman Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data)

	For the three months ended				For the six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2021	2022	2022	2022	2021	2022	2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues	221,259	242,679	230,607	34,429	447,917	473,286	70,660
Cost of revenues	(66,996)	(72,797)	(67,417)	(10,065)	(132,400)	(140,214)	(20,934)

Gross profit	154,263	169,882	163,190	24,364	315,517	333,072	49,726

Operating expenses
Research and development expenses	(93,053)	(96,625)	(78,201)	(11,675)	(175,165)	(174,826)	(26,101)
Sales and marketing expenses	(45,298)	(35,906)	(33,530)	(5,006)	(98,225)	(69,436)	(10,367)
General and administrative expenses	(19,364)	(26,058)	(28,849)	(4,307)	(41,933)	(54,907)	(8,197)
Total operating expenses	(157,715)	(158,589)	(140,580)	(20,988)	(315,323)	(299,169)	(44,665)
Operating income (loss)	(3,452)	11,293	22,610	3,376	194	33,903	5,061
Other income, net	5,121	3,347	2,917	435	8,666	6,264	935
Income before income taxes	1,669	14,640	25,527	3,811	8,860	40,167	5,996
Income tax benefit (expenses)	238	(1,522)	(3,737)	(558)	193	(5,259)	(785)
Net income	1,907	13,118	21,790	3,253	9,053	34,908	5,211

Net income per ADS:
- Basic	0.04	0.25	0.41	0.06	0.17	0.66	0.10
- Diluted	0.03	0.24	0.40	0.06	0.16	0.64	0.10

Weighted average number of ADSs:
- Basic	53,324,476	53,476,316	53,308,924	53,308,924	53,324,476	53,392,158	53,392,158
- Diluted	54,680,936	54,060,837	53,958,284	53,958,284	54,920,644	54,009,098	54,009,098

Total share-based compensation expenses included in:
Cost of revenues	257	64	39	6	524	103	15
Research and development expenses	1,524	967	801	120	5,235	1,768	264
Sales and marketing expenses	986	(88)	430	64	2,163	342	51
General and administrative expenses	1,458	1,014	762	114	3,361	1,776	265

iHuman Inc.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data)

	For the three months ended				For the six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2021	2022	2022	2022	2021	2022	2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Operating income (loss)	(3,452)	11,293	22,610	3,376	194	33,903	5,061
Share-based compensation expenses	4,225	1,957	2,032	304	11,283	3,989	595
Adjusted operating income	773	13,250	24,642	3,680	11,477	37,892	5,656

Net income	1,907	13,118	21,790	3,253	9,053	34,908	5,211
Share-based compensation expenses	4,225	1,957	2,032	304	11,283	3,989	595
Adjusted net income	6,132	15,075	23,822	3,557	20,336	38,897	5,806

Diluted net income per ADS	0.03	0.24	0.40	0.06	0.16	0.64	0.10
Impact of non-GAAP adjustments	0.08	0.04	0.04	0.01	0.21	0.08	0.01
Adjusted diluted net income per ADS	0.11	0.28	0.44	0.07	0.37	0.72	0.11

Weighted average number of ADSs – diluted	54,680,936	54,060,837	53,958,284	53,958,284	54,920,644	54,009,098	54,009,098
Weighted average number of ADSs – adjusted	54,680,936	54,060,837	53,958,284	53,958,284	54,920,644	54,009,098	54,009,098